

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2021

John Kritzmacher
Executive Vice President and Chief Financial Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, New Jersey 07030

>   **Re: John Wiley & Sons, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2020**
>   **Filed June 26, 2020**
>   **Form 8-K filed March 4, 2021**
>   **File No. 001-11507**

Dear Mr. Kritzmacher:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing